Exhibit 11.1

SAFEWAY INC. AND SUBSIDIARIES
Computation of Earnings (Loss) Per Share
(In millions, except per-share amounts)
(Unaudited)

	12 Weeks Ended

	March 23,	March 23,	March 24,	March 24,
	2002	2002	2001	2001

	Diluted	Basic	Diluted	Basic

Income before cumulative effect of accounting change	$332.1	$332.1	$283.9	$283.9
Cumulative effect of accounting change	(700.0)	(700.0)	—	—

Net (loss) income	$(367.9)	$(367.9)	$283.9	$283.9

Weighted average common shares outstanding	486.7	486.7	504.8	504.8

Common share equivalents	8.3		11.4

Weighted average shares outstanding	495.0		516.2

Earnings (loss) per share:
Income before cumulative effect of accounting change	$0.67	$0.68	$0.55	$0.56
Cumulative effect of accounting change	(1.41)	(1.44)	—	—

Net (loss) income	$(0.74)	$(0.76)	$0.55	$0.56

Calculation of common share equivalents:
Options to purchase common shares	24.8		34.0
Common shares assumed purchased with potential proceeds	(16.5)		(22.6)

Common share equivalents	8.3		11.4

Calculation of common shares assumed purchased with potential proceeds:
Potential proceeds from exercise of options to purchase common shares	$691.1		$1,202.8
Common stock price used under the treasury stock method	$41.98		$53.20
Common shares assumed purchased with potential proceeds	16.5		22.6

Anti-dilutive shares totaling 13.9 in 2002 and 3.3 in 2001 have been excluded from diluted weighted average shares outstanding.